

Mail Stop 7010

December 11, 2008

Mr. Raymond J. Seabrook
Ball Corporation
10 Longs Peak Drive
P.O. Box 5000
Broomfield, CO 80021-2510

> **RE: Ball Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 25, 2008**
> **File #1-7349**

Dear Mr. Seabrook:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Note1. Critical Accounting Policies, page 41
Goodwill and Other Intangible Assets, page 41

1. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your goodwill impairment policy. In this regard, please confirm to us that you utilize the two-step aspect to recognizing goodwill

impairment and that you consider the notion of implied fair value in the second step. Reference paragraphs 19-21 of SFAS 142.

2. We note that your goodwill balance represents a significant percentage of your assets. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, please disclose the following in future filings:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination.
- Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
- How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Please tell us you intentions with regard to this matter.

Form 10-Q for the quarterly period ended September 28, 2008

Note 13. Employee Benefit Obligations, page 13

3. We note your disclosures on page 33 regarding how recent market declines could affect the fair value of your pension assets. Given the significance of your pension assets as well as the impact of pension funding on your overall liquidity, please provide us, and include in future filings, a more specific and comprehensive discussion of the current and expected future impact of the market conditions on each of the significant estimates and assumptions used in your determination of benefit obligations, costs and funding requirements. In this regard, please include a sensitivity analysis related to each of your significant assumptions based upon reasonably likely changes.

Note 16. Fair Value of Financial Instruments, page 17

4. With a view towards future disclosure, please provide us with the following information:

- To the extent that you obtained multiple quotes or prices for an instrument, how you determined the ultimate value you used in your financial statements;
- Whether, and if so, how and why, you adjusted quotes or prices you obtained for your instruments;
- The procedures you performed to validate the prices you obtained for your instruments;
- A more specific discussion regarding how counterparty creditworthiness impacted your valuation and whether you recorded any gain or loss related to such risk.

Financial Condition, Liquidity and Capital Resources, page 27

5. We note your disclosure that the current global credit and financial crisis may impact your liquidity. We further note your disclosure on page 33 that the crisis could lead to a lack of available funding sources and/or a diminution in the ease at which these could be drawn upon. Please revise future filings to include a more specific and comprehensive discussion regarding how the current global credit and financial crisis may impact your overall liquidity and funding sources. In this regard, please explain the specific circumstances in which your lenders may limit your borrowings.

6. We note that you have a significant debt level. With a view towards future disclosure, please provide us with a comprehensive discussion of the terms of significant covenants within your loan agreements and tell us if you were in compliance with such covenants during the periods presented. In addition, please revise future filings to present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants. Such disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Hartz
Senior Assistant Chief Accountant